UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 6-K
_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

November 8, 2022
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

 000-13727
(Commission File Number)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	YAMANA ENTERS INTO ARRANGEMENT AGREEMENT WITH PAN AMERICAN AND AGNICO EAGLE REGARDING THEIR BINDING OFFER AND RECOMMENDS AGAINST THE GOLD FIELDS TRANSACTION

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: November 8, 2022	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP Associate General Counsel & Corporate Secretary